

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 2, 2011

By U.S. Mail

Gregory S. Martin
Chief Financial Officer
Pzena Investment Management, Inc.
120 West 45th Street
New York, NY 10036

Re: **Pzena Investment Management, Inc.**
         Registration Statement on Form S-3
         Filed February 14, 2011
         File No. 333-172204

Dear Mr. Martin:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your registration statement covers the offer and sale of up to 4,098,774 shares of common stock issuable in exchange for outstanding Class B units of Pzena Investment Management, LLC. It appears that you may have commenced this transaction privately, on or about October 30, 2007, when you and the unit holders executed the amended and restated operating agreement of Pzena Investment Management, LLC, which contains the exchange right in Exhibit B. Please note that a transaction commenced privately cannot be converted to a registered offering. Please refer to Question 134.02 of our Securities Act Sections Compliance and Disclosure Interpretations, which are available on our website. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Dieter King, staff attorney, at (202) 551-3338 or Jay Ingram, legal branch chief, at (202) 551-3397 with any questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Richard B. Aftanas, Esq. (Via Facsimile 917-777-4112)